

OFFERING MEMORANDUM

facilitated by



Tallgrass Pictures LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Tallgrass Pictures LLC
State of Organization	CA
Date of Formation	01/01/2005
Entity Type	Limited Liability Company
Street Address	710 13th St Ste 300, San Diego CA, 92101
Website Address	https://www.izolabakery.com/

(B) Directors and Officers of the Company

Key Person	Jeffrey Brown
Position with the Company	
Title	Managing Director
First Year	2005

Other business experience (last three years)	• **Founder + Head Baker** (*IZOLA, Jun 2020- Present*) — At IZOLA we're changing the way Americans experience bread, one hot-from-the-oven croissant at a time.
	
	• **Director + Executive Producer** (*IZOLA, Oct 1997- May 2020*)
	
	  ◦ Full Service Commercial Production - Film, Video + Still Photography
	
	  ◦ Reality Television Series Development
	
	  ◦ Narrative Film Development

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Jeffrey Brown	100%

(D) The Company's Business and Business Plan

Our Story

Jenny and I love pastries and bread warm from the oven...for me, the smells and tastes connect me to my most treasured food and family memories. In Feb 2020 were wandering through France in search of the simple, warm, pastries of French legend (and great skiing) when COVID began. As we returned to an anxious San Diego, and could not find hot from the oven bread or pastries anywhere. So we decided to bring joy to our community (and ourselves) while our photo studio was shuttered. So with this simple idea, a Kansas farmers' can-do spirit, and a boatload of naivete, we taught ourselves to bake and turned a century-old photo studio into what would become a top bakery in San Diego. I remember IZOLA's first day, June 10, 2020, we lowered 12 croissants in a basket out the 3rd-floor window to socially distanced customers waiting below. After their first bite, we saw their faces smiling up at us and realized we'd found our purpose. From that day until now we have been lifted by the grace of so many people. Starting with our heroic team pictured below.

THE RESULTS

2021 was amazing for IZOLA. Thank you team! And we achieved it all a converted 3rd-floor photo studio, with no signs, during COVID, open 4 days per week, only word of mouth advertising.....A Speakeasy for Sourdough.

- IZOLA has reached profitability in less than 2 years.
- Posted 384% YoY growth through word of mouth and a marketing budget of less than $200/month.
- We're the only 5.0 Google star bakery in San Diego. https://rb.gy/f2lp1g
- Developed proprietary enterprise resource management solution – IZOLA Operating System – allows us to control the journey for 800 croissants + sourdough each day and bake them just a few minutes before customers eat them. Cloud Based. Scalable.
- Imagine the future!

Our Vision

Our vision is to have the impact of an organization on the scale of Chipotle or Starbucks.....earned with each customer, every day.

Please review our investment timeline and deck below for a more in-depth look at our proposed use of funds and strategy.

Izola's New Home

A hybrid production/bakery cafe re-imagined with elevated hospitality, unique guest experiences.

- 4790 square foot building in central San Diego with great exposure and parking
- Unique Experience: Guests sit at tables and diner-style counters woven into our making and baking areas. Imagine watching (and smelling) loaves coming out of the oven and croissants being shaped in a glass cube.
- Improved efficiency: lower labor costs, and higher profit margins
- Supports Future Expansion: Increased production capacity will supply IZOLA Bread Cafes, the IZOLA Live Bake Truck and IZOLA Bake at Home.

The Investment Opportunity

Jenny and Jeffrey are deeply grateful to the IZOLA Community. IZOLA is strong, and we eagerly look to a future where IZOLA is all over San Diego and beyond. We invite you to join us with whatever resource you have in abundance: Knowledge, capital, muscle, or wit.

- Production: Build out new hybrid production/cafe space. Improve efficiency + increase production. Easier access for customers + unique experience.
- Distribution: Live Bake Truck, IZOLA Bake at Home, IZOLA Bread Cafe (See attached deck for more information)
- Technology: Improve scalability + efficiency IZOLA Operating System and expand Customer facing feature set.
- Operating Capital: To expand and train our team and cover expenses as we ramp up.

Our Solution

We're reinventing the American bakery.

- Superior product: The very best tasting ingredients: Organic milk and flour. Free range eggs. AOP butter from Normandy. Traditional techniques, in a modern, teachable context.
- Elevated hospitality: At IZOLA Bakery Cafe all people are seen, heard & valued. Community

has blossomed, guests linger to eat, talk, and listen to music.

- Hot from the oven: All of our Croissants and Sourdough Bread are served hot-from-the-oven. All day.......Life changing.

The Problem

Bakeries are not keeping up with customer desires.

- Baked hours (or days) before eating: Would you prepare dinner for a loved one at 9am and let it sit on the counter until 6pm, as it got cold and stale?
- Mediocre ingredients: Most bakeries use generic ingredients lacking in flavor and nutrients, with chemical additives to speed production.
- Poor customer service: Treated like a transaction? I've felt it, I bet you have too. Not worth it, even if the food is great.

Our Mission

IZOLA is changing the way Americans think about and experience sourdough bread and croissants.

- Quality - everything we make is served hot from the oven from the best tasting ingredients, made with time honored, multi day technique.
- Hospitality - We delight our customer – San Diego's Only 5 Google Star Bakery – check out their reviews, https://rb.gy/f2lp1g
- Justice - We practice environmental, racial, gender, economic, sexual orientation justice.

The Team

Jennifer Chen, Co-Founder

PROFILE

Seasoned retail executive with 20 years of experience building multimillion-dollar brands. Consistently delivers double-digit YoY comps through a focus on assortment optimization.

Co-Founder / IZOLA / San Diego, CA

March 2020 - Present

- Helped launch a business at the start of COVID that is currently posting a 384% YoY increase and on track to generate $1M in annual revenue.

- Key accomplishments:

  - Created and built a system that allows us to have just-in-time inventory (hot-from-the-oven) ready for pre-order pick-up times and walk-in demand.

  - Forecasting methods and strategic assortment planning have allowed us to average 3% food waste vs. the double digits typically seen in the restaurant industry.

Associate Director of Merchandising / Brilliant Earth / San Francisco, CA (Remote)

May 2008 - Present (Consultant from 2008-2020)

- Lead the merchandising, visual merchandising, and product development strategy of a company that went public in 2021, growing it from $6.5M to $380M; reported to the Senior Vice President of Retail.

- Key accomplishments:

  - Joined the company when it was a team of 7 and now employs over 500.

  - Built merchandising department from the ground floor to a team of 14.

  - Delivered 51% sales growth during the pandemic, generating record profitability.

  - Doubled brick-and-mortar retail locations in the span of a year.

  - Led the merchandising integration of a new cloud-based data visualization software.

  - Established an open-to-buy process, improving in-stock rates, and limited inventory liability.

Senior Merchandise Manager / Provide-Commerce (Red Envelope) / San Diego, CA

Mar 2009 – Mar 2012

- Oversaw over half of the total business

- Key accomplishments:

  - Realigned under-performing categories, cut SKU count in half while posting positive YOY sales comps.

  - Developed a test program for incorporating customer insights into the product development process through focus group research and customer surveys.

  - Led customization/personalization integration with our two fulfillment centers to ensure holiday readiness.

Buyer / Wal-Mart, Inc / Brisbane, CA

Aug 2005 – Apr 2008

- Managed the online jewelry assortment of the nation's largest jewelry retailer.

- Key accomplishments:

  - Drove double-digit comps each year on a $20M business.

  - Led annual overseas sourcing and product development trips. Oversaw cost negotiations, product development, and sourcing with domestic and overseas vendors

  - SKU count optimization reduced inventory by 50% while still delivering YoY growth in both sales and GM%.

  - Implemented new product photography requirements resulting in a drop in return rates.

  - Developed a high margin closeout channel which generated an additional $250k+ in annual revenue.

- Identified and negotiated vendor marketing funds, contributing an additional $100k+ in gross profit annually.

- Created warehouse tracking procedures to ensure on-time slotting of inventory; worked closely with QC to deliver the lowest inventory defect rate among all jewelry divisions of Wal-Mart, Inc.

Jeffrey Brown, Founder

PROFILE

A proven business builder who is passionate about creating fully immersive experiences - from reimagining the bakery industry and serving hot from the oven sourdough and croissants resulting in San Diego's only 5-star bakery to telling Pulitzer-recognized stories through film and photography.

EXPERIENCE

FOUNDER

IZOLA Bakery / San Diego, CA / March 2020 - Present

Reimagined what a bakery could be - handcrafted sourdough and croissants made from the best tasting ingredients, served hot from the oven all day long, in a welcoming community space.

- Posted 384% YoY growth through word of mouth and a marketing budget of less than $200/month.

- Achieved over 300 five-star reviews on Google through direct customer reach-out campaigns.

- Developed proprietary enterprise resource management solution – IZOLA Operating System – allows us to control the journey for 800 croissants + sourdough each day and bake them just a few minutes before customers eat them.

- Helms a startup that has reached profitability in less than 2 years.

FOUNDER, DIRECTOR AND EXECUTIVE PRODUCER

Tallgrass Pictures / San Diego, CA / October 1997 - March 2020

A hybrid production company that created both films and still photographs. Clients included Adidas, Citibank, Nike, Dolby Creative Services, New York Magazine, and USA Today.

- A full-time staff of 10.

- Generated annual 7 figure revenues.

- Managed the entire production, including creative, talent casting, location, crew, permits, insurance, and payroll.

- Post-production capabilities included ten editing bays, DaVinci Resolve color correction, broadcast calibrated theatre with 100" screen, Dolby 5.1 mixing, broadcast mastering, and nationwide distribution.

- Recipient of multiple ADDY awards.

PHOTOJOURNALIST

Copley Newspapers + Jacksonville Journal-Courier / May 1992 - September 1997

Covered natural disasters, world sporting events, and global health issues. Work has graced the front page of USA Today, National Geographic, Life Magazine.....Pulitzer Prize finalist for work documenting the experience of an immigrant crossing the border from Central Mexico to Chicago.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 11 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	June 24, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
BUILD OUT HYBRID PRODUCTION/CAFE SPACE	$47,000	$160,000
NEW DISTRIBUTION CHANNELS	$0	$25,000
IMPROVE OUR TECHNOLOGY	$0	$25,000
OPERATING CAPITAL	$0	$25,000
Mainvest Compensation	$3,000	$15,000
TOTAL	$50,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may

close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.15 - 0.75%[2]
Payment Deadline	2031-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.3 x 1.2 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.73%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.15% and a maximum rate of 0.75% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	0.15%
$100,000	0.3%
$150,000	0.45%
$200,000	0.65%
$250,000	0.75%

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 1.3x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.2x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Jeffrey Brown	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
SBA	$300,000	3%	10/01/2051	

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

IZOLA has been operating since June 2020 and has since achieved the following milestones:

- Opened location in San Diego, CA

- Achieved revenue of $27,697 in 2020, which then grew to an estimated $300,000 in 2021.

- Had Cost of Goods Sold (COGS) of $19,743, which represented gross profit margin of 28.7% in 2020. COGS were then $186,888 the following year, which implied gross profit margin of 19.9%.

- We expect to achieved an estimated gross profit of $46,618 in 2021.

Historical financial performance is not necessarily predictive of future performance.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,070,636	$3,597,460	$5,003,174	$5,954,890	$7,079,400
Cost of Goods Sold	$685,207	$2,115,306	$2,781,765	$3,191,821	$3,723,764
Gross Profit	$385,429	$1,482,154	$2,221,409	$2,763,069	$3,355,636
EXPENSES					
Non-Controllable	$149,562	$332,937	$424,465	$475,662	$539,079
Controllable	$161,902	$564,945	$745,073	$844,761	$954,303
Operating Profit	$73,965	$584,272	$1,051,871	$1,442,646	$1,862,254

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$81,017.00	$50,864.00
Cash & Cash Equivalents	$52,949.00	$32,977.00
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$92,917.00	$52,336.00
Taxes Paid	$8,678.00	$3,432.00
Net Income	$-58,980.00	$12,704.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V